Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Successor Company	Predecessor Company
	184 Days Ended June 30, 2011	181 Days Ended Dec. 28, 2010	Twelve Months Ended June 30, 2010

	(Dollars in Thousands)
Earnings per common share
Net Income	$12,552	$1,796	$1,719
Preferred stock dividends	(107)	(104)	(211)
Accretion of preferred stock	(87)	(13)	(27)
Amortization of issuance costs	(3)	(2)	(5)

Net income available to common shareholders	$12,355	$1,677	$1,476
Dividends and undistributed earnings allocated to unvested shares of stock awards	(46)	—	—

Net income applicable to common shareholders	$12,309	$1,677	$1,476

Average common shares issued and outstanding	3,492,933	2,330,197	2,321,894

Earnings per common share	$3.52	$0.72	$0.64

Diluted earnings per Common share
Net income applicable to common shareholders	$12,355	$1,677	$1,476
Dividends and undistributed earnings allocated to unvested shares of stock awards	(46)	—	—

Net income available to common shareholders	$12,309	$1,677	$1,476

Average common shares issued and outstanding	3,492,933	2,330,197	2,321,894
Dilutive effect of stock options	30,582	1,714	3,685
Dilutive effect of warrants	24,649	22,474	8,760

Total diluted average common shares issued and outstanding	3,548,164	2,354,385	2,334,339

Diluted earnings per common share	$3.47	$0.71	$0.63

(1)	“Successor Company” means Northeast Bancorp and its subsidiary after the closing of the merger with FHB Formation on LLC on December 29, 2010.
(2)	“Predecessor Company” means Northeast Bancorp and its subsidiary before the closing of the merger with FHB Formation LLC on December 29, 2010.